Energy  Power  Systems  Limited

                                  NEWS  RELEASE
                                  ------------


TORONTO,  JULY  30,  2002.  ENERGY  POWER  SYSTEMS  LIMITED  (AMEX:
EGY
&  Frankfurt:
EPW) (www.epsx.com) ("Energy Power" or the "Company") announces that pursuant to
      ------------
an agreement dated August 10, 2000 among Energy Power, Konaseema EPS Oakwell Power Limited ("KEOPL") and VBC Ferro Alloys Ltd., ("VBC") (the "Agreement") and an election by Energy Power therein, VBC is obligated to pay Energy Power a sum of INR 113,482,000 (One hundred and thirteen million four hundred and eighty two thousand Indian Rupees) (approximately Canadian $3,500,000) (the "Consideration") by purchasing ordinary shares of KEOPL held by Energy Power on or before June 30, 2002. Energy Power believes that VBC has defaulted on its obligation under the Agreement. Accordingly, Energy Power has initiated legal action against VBC to collect the Consideration.

ABOUT  ENERGY  POWER  SYSTEMS  LIMITED

Energy Power is an integrated energy source and service company operating as an ENGINEERING AND OFFSHORE DIVISION and an OIL & GAS DIVISION.

There are approximately 10.6 million shares issued and outstanding in the capital of the Company.


                                      -30-


For  further  information  contact:     Sandra  Hall,  President
                         Telephone:  (416)  861-1484


Certain of the statements contained in this news release are forward-looking statements. While these statements reflect the Corporation's current beliefs, they are subject to uncertainties and risks that could cause actual results to differ materially. These factors include, but are not limited to, the demand for the Corporation's products and services, economic and competitive conditions, access to debt or equity capital on favorable terms, and other risks detailed in the Corporation's Form 20-F and Annual Report.